UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, May 7, 2025 – CCU announced today its consolidated financial and operating results1,2 for the first quarter of 2025 (1Q25), which ended March 31, 2025.

•	Consolidated Volumes increased 13.0% (1.8% decrease organic3). Volume performance per Operating segment was as follows:
o	Chile (1.9)%
o	International Business 62.5% increase (1.2% decrease organic)
o	Wine (3.8)%

•      Net sales were up 9.6% (3.0% increase organic)

•      Gross profit expanded 8.5% (1.7% increase organic)

•	EBITDA reached CLP 131,554 million[4](CLP 130,006 million organic) a 6.0% increase (4.7% increase organic). The performance per Operating segment was as follows:
o	Chile (2.4)%
o	International Business 34.0% increase (28.1% increase organic)
o	Wine (1.1)%
•	Net income reached a gain of CLP 57,778 million an 10.7% increase.
•	Earnings per share reached CLP 156.4 per share.

Key figures	1Q25	1Q24	Δ % / bps	Organic Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	10,114	8,952	13.0	(1.8)
Net sales	817,671	746,024	9.6	3.0
Gross profit	382,181	352,127	8.5	1.7
EBIT	91,883	88,914	3.3	2.6
EBITDA	131,554	124,163	6.0	4.7
EBITDA margin %	16.1	16.6	(55) bps	28 bps
Net income	57,778	52,203	10.7	-
Earnings per share (CLP)	156.4	141.3	10.7	-

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 1Q25 compared to 1Q24, unless otherwise stated.

3 In 3Q24 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Organic figures and variations presented in this report exclude the impact of the consolidation of these businesses on operating results only. Non-operating results and Net income are presented on a consolidated basis as the consolidation of ADO and AV is not material for these financial statement lines.

1Q25 PRESS RELEASE

COMMENTS FROM THE CEO

In 1Q25, CCU delivered higher financial results versus last year, expanding consolidated EBITDA and Net income by 6.0% and 10.7%, respectively, in spite of a highly volatile business environment. In this context, organic consolidated volumes were down 1.8% driven by all Operating segments amid soft consumption in the region. The higher EBITDA was explained by the International Business Operating segment, largely due to Argentina. We are certain that the scenario for 2025 will continue to be challenging and volatile. Our focus in the coming quarters will be to continue implementing our 2025-2027 Strategic Plan and its three pillars: Profitability, Growth and Sustainability, with a special focus on Profitability, through further efforts in revenue management and efficiencies. At the same time, under the Growth pillar, in a difficult context for expanding business scale, we will focus on brand equity, sales execution and innovations, to address new consumer trends. Lastly, in the Sustainability pillar, our goal is to progress in our “Juntos por un Mejor Vivir” strategy in its two pillars “Our Planet” and “Our People”.

As in previous reports, the explanations below in the paragraphs related to the consolidated and the International Business Operating segment results consider organic figures, this is, excluding the consolidation of ADO in Argentina and AV in Paraguay.

Regarding our consolidated performance, in 1Q25 organic consolidated Net sales were up 3.0%, explained by 4.9% higher organic average prices in CLP while organic volumes were 1.8% lower. Higher organic average prices in CLP were explained by all operating segments, as a consequence of revenue management efforts. Gross profit grew 1.7% organically, and organic Gross margin contracted by 56 bps, due to higher Cost of sales. On the other hand, organic MSD&A expenses expanded 2.7% in CLP, offsetting inflationary pressures with efficiencies, and as a percentage of Net sales declined 11 bps. In all, organic EBITDA reached CLP 130,006 million, a 4.7% organic increase.

In terms of our segments, in the Chile Operating segment top line expanded 2.8%, as a result of a 4.8% increase in average prices while volumes were down 1.9%. Average prices were driven by revenue management efforts, partially compensated by negative mix effects in the portfolio. Gross profit decreased 1.1% and Gross margin was down 180 bps compared to last year, mainly driven by higher manufacturing costs, a negative mix effect in packaging, and cost pressures coming from higher USD-denominated costs. MSD&A expenses were 2.7% higher, being practically flat as a percentage of Net sales, due to efficiencies that compensated inflationary pressures. Altogether, EBITDA reached CLP 94,400 million, a 2.4% decrease, and EBITDA margin was down 97 bps.

In the International Business Operating segment, excluding the inorganic volumes from the consolidation of ADO and AV, in Argentina and Paraguay, respectively, organic Net sales recorded a 6.3% increase, driven by higher organic average prices, which more than offset a 1.2% contraction in organic volumes. Organic volumes in Argentina were nearly flat, continuing on a recovery path of business scale compared to previous quarters. Meanwhile, Uruguay and Paraguay posted low and mid-single digit organic volume declines, respectively, while Bolivia grew by low-single digits. Higher organic average prices were mostly driven by revenue management initiatives in all the geographies, more than offsetting cost pressures coming especially from a weaker ARS against the USD, and inflationary pressures. Consequently, organic Gross profit expanded 10.7%, and organic Gross margin grew 202 bps. Organic MSD&A expenses as a percentage of Net sales increased 32 bps, mostly from inflationary pressures in Argentina. In all, organic EBITDA reached CLP 33,435 million, a 28.1% expansion, driven by Argentina, Uruguay and Bolivia.

The Wine Operating segment posted a top line expansion of 2.1%, fully driven by a 6.2% rise in average prices while volumes were down 3.8% compared to last year. Lower volumes were explained by a contraction in the Chilean domestic market industry, while exports from Chile were flat. The better average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets. Gross profit was down 1.6%, and Gross margin deteriorated by 142 bps due to cost pressures from a higher cost of wine and higher USD-linked packaging costs. MSD&A expenses were flat, and as a percentage of Net sales improved 56 bps, due to efficiencies. Altogether, EBITDA reached CLP 6,592 million, a 1.1% decrease, and EBITDA margin was down 36 bps.

Regarding our main JVs and associated businesses, in Colombia, we posted better financial results versus last year despite a slight contraction in volumes, which nonetheless was slightly lower than the industry.

In summary, in 1Q25 we were able to deliver higher financial results, expanding EBITDA and Net income in a challenging business environment for volumes and continuous cost pressures. In line with our priority of recovering profitability, we implemented revenue management efforts across all operating segments, while continuing to deliver efficiencies.

To conclude, in 2025 we are celebrating 175 years of history, a period during which we have overcome many challenging times by being a dynamic and innovative company, capable of adapting to the transformations of Chile and the other countries where we have expanded our operations. This vast business experience will be key to navigating the current uncertain business scenario, especially in terms of consumption trends and exchange rate volatility. Thus, we will continue implementing our 2025-2027 Strategic Plan, supported in our multi-category strategy to ensure sustainable and profitable growth for CCU.

1Q25 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST QUARTER (Exhibit 1 & 2)
•	Net sales were up 3.0% organically, fully driven by 4.9% higher organic average prices in CLP, while organic consolidated volumes decreased 1.8%. The higher organic average prices in CLP were driven by: (i) a 4.8% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects, (ii) a 7.7% increase in the International Business Operating segment, mostly boosted by revenue management initiatives in all the geographies, and, (iii) a 6.2% growth in the Wine Operating segment, mainly due to a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets. In terms of organic volumes, the performance was as follows: (i) a 1.9% contraction in the Chile Operating segment, in a context of soft consumption, (ii) a 1.2% organic contraction in the International Business Operating segment, where volumes in Argentina were nearly flat, continuing on a recovery path of business scale compared to previous quarters, and (iii) a 3.8% contraction in the Wine Operating segment, explained by a decline in the Chilean domestic market industry, while exports from Chile were flat.
•	Cost of sales was up 4.1% organically, explained by higher Cost of sales per hectoliter, which expanded 6.0% organically in CLP. Higher Cost of sales per hectoliter was due to: (i) a 8.3% increase in the Chile Operating segment, mainly explained by higher manufacturing costs, a negative mix effect in packaging, and cost pressures coming from higher USD-denominated costs, (ii) a 3.3% increase in the International Business Operating segment, mostly caused by the depreciation of the ARS against the USD and its negative impact on USD-denominated costs and inflationary pressures, and (iii) a 8.6% increase in the Wine Operating segment, from a higher cost of wine and higher USD-linked packaging costs.
•	Gross profit reached CLP 358,273 million organic, a 1.7% increase, and organic Gross margin was lower by 56 bps.
•	MSD&A expenses were up 2.7% organically in CLP, offsetting inflationary pressures with efficiencies in all Operating segments. Consequently, as a percentage of Net sales, MSD&A expenses were down 11 bps organically. The performance of MSD&A expenses by Operating segment was as follows: (i) a 2.7% expansion in the Chile Operating segment, being flat as a percentage of Net sales, (ii) a 7.2% increase in the International Business Operating segment, up by 32 bps as a percentage of Net sales, and (iii) a 0.4% rise in the Wine Operating segment, resulting in a contraction of 56 bps measured as percentage of Net sales due to efficiencies.
•	EBIT reached CLP 91,883 million, and CLP 91,243 million organic, expanding 3.3% and 2.6%, respectively.
•	EBITDA reached CLP 131,554 million, and CLP 130,006 million organic, increasing 6.0% and 4.7%, respectively. The performance by Operating segments was as follows: the Chile Operating segment decreased its EBITDA by 2.4%; the International Business Operating segment expanded 28.1% organically, and the Wine Operating segment was down by 1.1%. EBITDA margin reached 16.1% and organically reached 16.9%, the latter expanding 28 bps.

As the impact of the consolidation of ADO and AV in the Non-operating result and in Net income is not material, the analysis below considers consolidated figures, this is, including the consolidation of both businesses.

•	Non-operating result totalized a loss of CLP 26,681 million in 1Q25 versus a negative result of CLP 19,266 million last year. The higher loss was explained by: (i) a larger loss in Other gains/(losses) by CLP 8,509 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, which is mostly offset in Foreign currency exchange differences, (ii) a higher loss by CLP 4,592 million in Net financial expenses, mostly due to lower interest rates which impacted our Financial income, and a higher debt in Argentina, and (iii) a higher loss by CLP 4,138 million in Results as per adjustment units. These effects were partially compensated by: (i) a lower loss in Foreign currency exchange differences by CLP 8,023 million, and (ii) a lower loss in Equity and income of JVs and associated by CLP 1,800 million, generated by a higher financial result in Colombia.
•	Income taxes reached CLP 3,714 million versus CLP 14,621 million last year. The lower taxes were mainly explained by a lower taxable income and a lower tax in Argentina from the application of inflation for tax purposes.
•	Net income reached a gain of CLP 57,778 million versus a gain of CLP 52,203 million last year, expanding 10.7% explained by the effects mentioned above.

1Q25 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – FIRST QUARTER

CHILE OPERATING SEGMENT

In terms of our segments, in the Chile Operating segment top line expanded 2.8%, as a result of a 4.7% increase in average prices while volumes were down 1.9%. Average prices were driven by revenue management efforts, partially compensated by negative mix effects in the portfolio. Gross profit decreased 1.1% and Gross margin was down 180 bps compared to last year, mainly driven by higher manufacturing costs, a negative mix effect in packaging, and cost pressures coming from higher USD-denominated costs. MSD&A expenses were 2.7% higher, being practically flat as a percentage of Net sales, due to efficiencies that compensated inflationary pressures. Altogether, EBITDA reached CLP 94,400 million, a 2.4% decrease, and EBITDA margin was down 97 bps.

Within the “Passion for the consumer” agenda of our “Juntos por un Mejor Vivir” Sustainability Strategy, during the quarter, our water brand Cachantun, through its “Refesca tu barrio” program, inaugurated a new sustainable park in the city of Valdivia, reaching 16 new green areas, since 2019. This time the transformation of this green area was co-designed by the residents themselves, who wanted to improve the mobility and accessibility of the place. In terms of innovation, with the aim of incorporating innovative solutions into its operations, CCU, together with ChileGlobal Ventures, launched the eighth edition of the program “INNPACTA”, an open innovation call which seeks to identify the best technology-based startups globally with validated technologies ready for implementation in our operations. This year, the area of work will be logistic optimization.

Regarding our brands, after 20 years Cachantun has launched a new edition of sparkling water, by introducing “Cachantun Strong Gas,” a new way to drink carbonated water, characterized by its intense carbonation and refreshing sensation. It would be the first of its varieties to have these unique characteristics. Part of the objective of this new product is to reinforce the brand's commitment to leading in innovation and quality.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, excluding the inorganic volumes from the consolidation of ADO and AV, in Argentina and Paraguay, respectively, organic Net sales recorded a 6.3% increase, driven by higher organic average prices, which more than offset a 1.2% contraction in organic volumes. Organic volumes in Argentina were nearly flat, continuing on a recovery path of business scale compared to previous quarters. Meanwhile, Uruguay and Paraguay posted low and mid-single digit organic volume declines, respectively, while Bolivia grew by low-single digits. Higher organic average prices were mostly driven by revenue management initiatives in all the geographies, more than offsetting cost pressures coming especially from a weaker ARS against the USD, and inflationary pressures. Consequently, organic Gross profit expanded 10.7%, and organic Gross margin grew 202 bps. Organic MSD&A expenses as a percentage of Net sales increased 32 bps, mostly from inflationary pressures in Argentina. In all, organic EBITDA reached CLP 33,435 million, a 28.1% expansion, driven by Argentina, Uruguay and Bolivia.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line expansion of 2.1%, fully driven by a 6.2% rise in average prices while volumes were down 3.8% compared to last year. Lower volumes were explained by a contraction in the Chilean domestic market industry, while exports from Chile were flat. The better average prices were mostly explained by a weaker CLP, and its favorable impact on export revenues and revenue management initiatives in domestic markets. Gross profit was down 1.6%, and Gross margin deteriorated by 142 bps due to cost pressures from a higher cost of wine and higher USD-linked packaging costs. MSD&A expenses were flat, and as a percentage of Net sales improved 56 bps, due to efficiencies. Altogether, EBITDA reached CLP 6,592 million, a 1.1% decrease, and EBITDA margin was down 36 bps.

In 1Q25, VSPT Wine Group renewed its certification under the demanding National Sustainability Code of Wines of Chile until December 2027, meeting the requirements in all areas and thereby underscoring its ongoing effort to implement sustainable practices.

1Q25 PRESS RELEASE

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

1Q25 PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

1Q25 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (First Quarter 2025)
First Quarter	2025	2024	Total Δ % / bps
	(CLP million)
Net sales	817,671	746,024	9.6
Cost of sales	(435,489)	(393,897)	10.6
% of Net sales	53.3	52.8	46 bps
Direct costs	(337,578)	(315,443)	7.0
Manufacturing costs	(97,911)	(78,455)	24.8
Gross profit	382,181	352,127	8.5
% of Net sales	46.7	47.2	(46) bps
MSD&A	(292,966)	(263,955)	11.0
% of Net sales	35.8	35.4	45 bps
Other operating income/(expenses)	2,668	743	259.2
EBIT	91,883	88,914	3.3
EBIT margin %	11.2	11.9	(68) bps
Net financial expenses	(11,257)	(6,665)	68.9
Equity and income of JVs and associated	(1,518)	(3,318)	(54.2)
Foreign currency exchange differences	(444)	(8,467)	(94.8)
Results as per adjustment units	(6,017)	(1,879)	220.2
Other gains/(losses)	(7,444)	1,064	(799.4)
Non-operating result	(26,681)	(19,266)	38.5
Income/(loss) before taxes	65,202	69,649	(6.4)
Income taxes	(3,714)	(14,621)	(74.6)
Net income for the period	61,488	55,028	11.7

Net income attributable to:
The equity holders of the parent	57,778	52,203	10.7
Non-controlling interest	(3,710)	(2,825)	31.3

EBITDA	131,554	124,163	6.0
EBITDA margin %	16.1	16.6	(55) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	156.4	141.3	10.7
Earnings per ADR (CLP)	312.7	282.6	10.7

Depreciation	39,671	35,249	12.5
Capital Expenditures	31,764	44,848	(29.2)

1Q25 PRESS RELEASE

Exhibit 2: Segment Information (First Quarter 2025)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
First Quarter
(In ThHL or CLP million unless stated otherwise)	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %	2025	2024	YoY %	2025	2024	YoY %	2025	2024	YoY %	Organic YoY %

Volumes	6,463	6,588	(1.9)	3,382	2,082	62.5	(1.2)	286	297	(3.8)	(18)	(15)	18.1	10,114	8,952	13.0	(1.8)
Net sales	515,795	501,877	2.8	256,030	194,254	31.8	6.3	60,022	58,765	2.1	(14,175)	(8,872)	59.8	817,671	746,024	9.6	3.0
Net sales (CLP/HL)	79,806	76,181	4.8	75,700	93,323	(18.9)	7.7	209,953	197,737	6.2				80,849	83,338	(3.0)	4.9
Cost of sales	(281,019)	(264,425)	6.3	(125,893)	(98,282)	28.1	2.1	(37,649)	(36,028)	4.5	9,073	4,837	87.6	(435,489)	(393,897)	10.6	4.1
% of Net sales	54.5	52.7	180 bps	49.2	50.595	(142) bps	(202) bps	62.7	61.3	142 bps				53.3	52.8	46 bps	56 bps
Direct costs	(228,788)	(221,108)	3.5	(89,616)	(72,783)	23.1	(2.8)	(28,226)	(26,972)	4.7	9,052	5,421	67.0	(337,578)	(315,443)	7.0	1.0
Manufacturing costs	(52,231)	(43,316)	20.6	(36,277)	(25,499)	42.3	15.9	(9,423)	(9,056)	4.1	21	(584)	103.5	(97,911)	(78,455)	24.8	16.2
Gross profit	234,775	237,452	(1.1)	130,137	95,972	35.6	10.7	22,372	22,737	(1.6)	(5,103)	(4,035)	26.5	382,181	352,127	8.5	1.7
% of Net sales	45.5	47.3	(180) bps	50.8	49.4	142 bps	202 bps	37.3	38.7	(142) bps				46.7	47.2	(46) bps	(56) bps
MSD&A	(165,252)	(160,915)	2.7	(109,000)	(81,189)	34.3	7.2	(19,250)	(19,177)	0.4	536	(2,675)	120.0	(292,966)	(263,955)	11.0	2.7
% of Net sales	32.0	32.1	(2) bps	42.6	41.8	77,78 bps	32 bps	32.1	32.6	(56) bps				35.8	35.4	45 bps	(11) bps
Other operating income/(expenses)	703	287	145.1	648	188	245.1	>500	299	170	76.0	1,017	98	>500	2,668	743	259.2	429.3
EBIT	70,226	76,824	(8.6)	21,785	14,971	45.5	41.2	3,421	3,730	(8.3)	(3,549)	(6,611)	(46.3)	91,883	88,914	3.3	2.6
EBIT margin	13.6	15.3	(169) bps	8.5	7.7	80 bps	253 bps	5.7	6.3	(65) bps				11.2	11.9	(68) bps	(4) bps
EBITDA	94,400	96,733	(2.4)	34,983	26,098	34.0	28.1	6,592	6,667	(1.1)	(4,421)	(5,335)	17.1	131,554	124,163	6.0	4.7
EBITDA margin	18.3	19.3	(97) bps	13.7	13.4	22,883 bps	275 bps	11.0	11.3	(36) bps				16.1	16.6	(55) bps	28 bps

1Q25 PRESS RELEASE

Exhibit 3: Balance Sheet
	March 31	December 31
	2025	2024
	(CLP million)
ASSETS
Cash and cash equivalents	771,435	707,123
Other current assets	947,767	1,064,144
Total current assets	1,719,202	1,771,267

PP&E (net)	1,499,398	1,522,708
Other non current assets	695,511	695,742
Total non current assets	2,194,909	2,218,450
Total assets	3,914,111	3,989,717

LIABILITIES
Short term financial debt	153,975	165,654
Other liabilities	642,911	694,353
Total current liabilities	796,886	860,006

Long term financial debt	1,257,214	1,274,014
Other liabilities	183,803	183,181
Total non current liabilities	1,441,017	1,457,195
Total Liabilities	2,237,903	2,317,202

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(22,257)	(3,288)
Retained earnings	994,667	965,778
Total equity attributable to equity holders of the parent	1,535,104	1,525,183
Non - controlling interest	141,105	147,332
Total equity	1,676,208	1,672,515
Total equity and liabilities	3,914,111	3,989,717

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,411,189	1,439,668

Net Financial Debt	639,754	732,545

Liquidity ratio	2.16	2.06
Total Financial Debt / Capitalization	0.46	0.46
Net Financial Debt / EBITDA(1)	1.51	1.76

(1) Includes a non-recurring gain from the sale of a portion of land in Chile in 2Q24 with an impact on EBITDA by CLP 28,669 million. Excluding this gain, Net Financial Debt / EBITDA reached 1.62 and 1.89 as of March 31st 2025 and December 31st 2024, respectively.

1Q25 PRESS RELEASE

Exhibit 4: Summary of the Statement of Cash Flow

First Quarter	2025	2024
	(CLP million)
Cash and cash equivalents at beginning of the period	707,123	618,154
Net cash inflows from operating activities	130,430	121,280
Net cash (outflow) from investing activities	(28,078)	(53,976)
Net cash (outflow) flow from financing activities	(10,159)	(40,072)
Net (decrease) increase in cash and cash equivalents	92,193	27,233
Effects of exchange rate changes on cash and cash equivalents	(27,880)	46,999
Increase (decrease) in cash and cash equivalents	64,312	74,232
Cash and cash equivalents at end of the period	771,435	692,386

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 7, 2025